Exhibit 2

FOR IMMEDIATE RELEASE	4 July 2012

WPP PLC (“WPP”)

Kantar agrees to acquire a majority stake in Press Index S.A. in France

WPP announces that its wholly-owned operating network Kantar, the information, insight and consultancy group, has entered into binding agreements to acquire 87% of the share capital of Press Index S.A. in France (NYSE Alternext: ALPRI) (“Press Index”) at a price of EUR 6.81 per share.

On completion, Kantar will file with the French Market Authority, l’Autorité des marchés financiers, a cash simplified public tender offer to purchase the outstanding shares of Press Index for the same price per share.

If, at the end of the public tender offer, the non-tendered shares held by the minority shareholders represent less than 5% of the share capital and voting rights of Press Index, Kantar intends to implement a squeeze-out procedure.

Founded in 1997 and headquartered in Boulogne Billancourt (near Paris), Press Index is a search and media intelligence agency which has pioneered the press electronic monitoring business. The agency employs around 210 people across offices in France, UK, Spain and Italy.

Press Index’s consolidated audited revenues for the year ended 31 December 2011 were EUR 17.5 million, with gross assets of EUR 12 million as at the same date.

This investment continues WPP’s strategy of investing in important markets and sectors and its commitment to developing its strategic networks throughout Europe. Collectively, WPP companies employ nearly 5,000 people in France (including associates) with revenues of approximately US$850 million. On this basis, France is WPP’s seventh largest market.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204